Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: (819) 363-5155
Kingsey Falls	www.cascades.com
(Québec) Canada
J0A 1B0

Cascades acquires Caraustar’s Sprague board mill

Kingsey Falls, Québec, April 21, 2006 - Cascades Inc. (CAS-TSX) announces that it has entered into an agreement with Caraustar Industries, Inc. (NASDAQ:CSAR) ( “Caraustar”) to acquire the assets of Caraustar’s coated recycled board mill located in Sprague, Connecticut for a total purchase price of US$ 14.5 million. Closure of this transaction is subject to the approval of the environmental authorities of the State of Connecticut. The parties anticipate these formalities will be completed within a month.

The Sprague mill is a state of the art manufacturing facility with an annual production capacity of close to 180 000 short tons which represents an estimated 7% of the North-American coated recycled boxboard manufacturing capacity. Concurrently with the signature of the purchase agreement the parties also signed a five year board supply agreement pursuant to which Cascades will supply annually 30,000 short tons of coated recycled board to Caraustar’s folding carton plants.

Commenting on the transaction, Alain Lemaire, President and Chief Executive Officer of Cascades Inc. stated :  “This transaction represents a further step towards our stated goal of improving the performance of our Boxboard Group. As was the case with previous transactions realized by this group, this acquisition will allow us to increase productivity at all of our board mills while improving profitability thru an improved product and customer mix. Moreover this acquisition will enable us to move our board manufacturing closer to our customer base while increasing our presence in the United States thereby further reducing our exposure to fluctuations in the exchange rate.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14,300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, and its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

For further information:	Source:

Hubert Bolduc Vice-president, Communications and Public Affairs Cascades (514) 912-3790	Eric Laflamme President and Chief Operating Officer North America Cascades Boxboard Group

Marc Jasmin, CMA Director, Investor Relations Cascades Inc. (514) 282-2681